

Ethan Ash · 2nd

Vice President, Business Development at Remedy Health

Tompkins County, New York, United States · 500+ connections ·

Contact info

R **Remedy Health Med**

Cornell University

Featured



Spurring innovation in Ithaca's young entrepeneurs
Ithaca Times

Story about the Youth Entrepreneurship Market (YEM), co-founded between myself and Mike Mazz...



If You Grow It, Will They Come? Tompkins Co Sows Agriculinary Tourism Effort
Ithaca Times

Article about the agritourism task force and c strategic plan I helped lead from 2014-2016. T

Experience



Vice President, Business Development

Remedy Health Media

Apr 2019 – Present · 1 yr 7 mos

Consultant

Ethan Ash Consulting, LLC

Jan 2015 – Present · 5 yrs 10 mos

Ithaca NY, 14850

Business Development, Fundraising and Strategic

Co-Founder, Partner

Agava Restaurant

Apr 2012 – Present · 8 yrs 7 mos

Ithaca, New York Area

AGAVA is a Southwest-Inspired restaurant featurir
sourced ingredients, and a warm, fun, community-
historic East Ithaca Train Depot in Ithaca, NY.



Board Member & Partner

Firelight Camps

Feb 2014 – Present · 6 yrs 9 mos

Ithaca, New York Area

Partner and board member at Luxury Camping Inc
previously Feather Down Farm Days, USA. Fireligh
stylish and revitalizing camping experiences that a
nature, inspire adventure and deepen connection



Vice President

Vertical Health, LLC

Apr 2007 – Apr 2019 · 12 yrs 1 mo

Ithaca NY & Montclair, NJ

Helped launch Vertical Health in 2007, with the goal of providing the strongest, expert-driven
content for patients and physicians in select healthcare verticals. Properties include Practical
Pain Management (leading journal and website for the chronic pain space), PsychCentral.com
(world's most visited mental health website), SpineUniverse.com (leading site for sp …see mor

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Education



Cornell University



BS, Communications

Ithaca High School

Volunteer Experience

Co-Foudner

Youth Entrepreneuership Market & Training Progra
Jan 2017 – Present • 3 yrs 10 mos
Education

Ithaca's Youth Entrepreneurship Market (YEM) wa
is to offer basic business startup training, and to c
entrepreneurs, helping kids bring a product or bus
and inspiration sessions, culminating in an open-a
school year in May. YEM will flip the standard com
the vendors and adults the consumers.

Board Member and Chair of the Agritourisr

Tompkins County Strategic Tourism & Planning Bc
Dec 2011 – Present • 8 yrs 11 mos
Arts and Culture

We use room tax dollars from hotel stays in Tompl
marketing and infrastructure to support tourism ir
adoption, a strategic action plan for growth of agr

http://www.ithaca.com/news/if-you-grow-it-will-they-come-tompkins-county-
sows/article_e92425e4-8603-11e4-93a4-07b3e54010d3.html

Board Member, Secretary, Fundraising Committee

State Theater of Ithaca
Feb 2018 – Present • 2 yrs 9 mos
Arts and Culture

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